Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Registration Statement No. 333-144500 July 30, 2008
COMMERCIAL METALS COMPANY
FINAL TERM SHEET

Issuer:	Commercial Metals Company

Security Type:	Senior Unsecured Notes

Ratings:	Baa2 (Moody’s) / BBB (Standard & Poor’s)

Principal Amount:	$500,000,000.00

Trade Date:	July 30, 2008

Settlement Date:	August 4, 2008

Maturity:	August 15, 2018

Coupon (Interest Rate):	7.350%

Interest Payment Dates:	February 15 and August 15 of each year, beginning on February 15, 2009

Price to Public:	99.828%

Yield to Maturity:	7.374%

Benchmark Treasury:	UST 3.875% May 15, 2018

Spread to Benchmark Treasury:	T + 335 bps

Benchmark Treasury Price and Yield:	98-25+; 4.024%

Make Whole Call:	T+50 bps

Change of Control Offer:	At 101% upon occurrence of Change of Control Triggering Event

Joint Book-Running Managers:	Banc of America Securities LLC J.P. Morgan Securities Inc.

Co-Managers:	BMO Capital Markets Corp.
BNP Paribas Securities Corp.
Citigroup Global Markets Inc.
Fortis Securities LLC
Greenwich Capital Markets, Inc.
HSBC Securities (USA) Inc.
Lazard Capital Markets LLC
Scotia Capital (USA) Inc.
Wells Fargo Securities, LLC
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.

Alternatively, either Banc of America Securities LLC or J.P. Morgan Securities Inc. can arrange to send you the prospectus if you request it by calling or e-mailing Banc of America Securities LLC at 1-800-294-1322 or dg.prospectus_distribution@bofasecurities.com or by calling J.P. Morgan Securities Inc. at 212-834-4533.